7 June 2007

Connect Holdings Limited
(Bermuda company registration no. 38611)
Clarendon House,
2 Church Street
Hamilton HM 11
Bermuda

Dear Pacific Internet shareholder:

Connect Holdings Limited (Connect) is pleased to announce that it has revised the price of its voluntary conditional cash general offer to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (PacNet) to US$11.00 net in cash per share, without interest. This is the final offer price, and we will not increase or revise our offer price further.1

This revised offer price represents an increase of 10.00% from Connect’s initial offer price of US$10.00 net in cash per share, a 20.75% premium over the reported closing price of PacNet shares of US$9.11 on 11 January 2007 being the last trading day on the Nasdaq Global Market before Connect made known its intention to make the offer, and a 10.00% premium over the reported closing price of US$10.00 on 5 June 2007.

We also announced today an extension of the expiration date of the offer until 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007. The offer was originally scheduled to expire at 12:00 midnight, New York City time, on 7 June 2007, 12:00 noon, Singapore time, on 7 June 2007.

In connection with the offer, we also announced today that we have received an irrevocable undertaking from MediaRing Ltd to tender all PacNet shares held by MediaRing Ltd, being 4,056,163 PacNet shares, representing approximately 29.31% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) into the offer.

In evaluating this revised cash offer, you are urged to consider and note the following:

•	Our revised offer price represents a premium of 20.75% over PacNet’s closing price of US$9.11 on 11 January 2007 being the last trading day on the Nasdaq Global Market immediately before we made known our intention to make the offer, and represents a premium of 10.00% over PacNet’s closing price of US$10.00 on 5 June 2007;

•	Record owners may sell their shares at the revised offer price without incurring the transaction costs typically associated with market sales;

•	The form of consideration for the offer is entirely cash and not subject to any financing condition so that the offer allows PacNet shareholders to realize a fair value, in cash, for their investment and provides such shareholders certainty of value for their PacNet shares;

•	To date, there are no alternative offers or concrete proposals available to all shareholders; and

•	We believe that the revised offer is fair to unaffiliated shareholders of PacNet based on the factors set out in the Annex to this letter.

We remain committed to our offer. You are encouraged to conduct your own analysis of PacNet’s financial standing and business outlook and reach your own informed conclusions before deciding whether to accept or reject our increased cash offer.

The offer remains subject to the same conditions as our original offer set forth in the Offer to Purchase dated 2 May 2007.

[1]	Under applicable rules and regulations, Connect is not permitted to further revise the offer after 15 June 2007 and/or further extend the offer past 1 July 2007, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve the right to extend and/or revise the offer in the event of a competing offer.

Lazard Asia Limited, our financial adviser and dealer manager, has confirmed that sufficient financial resources are available to Connect to satisfy in full all tenders in respect of the revised offer. Our revised offer is not subject to any financing condition.

The depositary for the offer has advised us that, not including the 4,056,163 PacNet shares, representing approximately 29.31% of the issued shares of PacNet, agreed to be tendered by MediaRing Ltd pursuant to the irrevocable undertaking, approximately 1,929,660 shares, representing approximately 13.94% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the offer as of 5 June 2007. The revised offer price extends to all tenders previously received.

You may continue to use the existing Letter of Transmittal and related documents that Connect has previously made available to tender your shares in the revised offer.

Please be reminded that the offer expires at 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007.

Should you have questions or need assistance in respect of the offer, please contact MacKenzie Partners, Inc., the information agent or Lazard Asia Limited, the financial adviser and dealer manager for the offer at the following respective addresses and telephone numbers:

The Information Agent for the Offer is:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or

Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com

or
The Financial Adviser and Dealer Manager for the Offer is:

Lazard Asia Limited	Lazard Frères & Co. LLC
3 Church Street	30 Rockefeller Plaza
14-01 Samsung Hub	New York, New York 10020
#Singapore 049483

Call in Singapore.: (65) 6534 2011

Yours faithfully,

Connect Holdings Limited

*****

This letter is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Connect with the SEC on 2 May 2007. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of the Tender Offer Statement on a combined Schedule TO and

Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and all other documents that Connect has filed with the SEC at the SEC’s website at www.sec.gov , or from MacKenzie Partners, Inc., the Information Agent for the offer or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer.

The Directors of Connect (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this letter.

The Offer is open to all PacNet shareholders. The Offer is, however, being made pursuant to and in compliance with Rule 15 of the Singapore Code on Takeovers and Mergers and the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Shareholders in other jurisdictions should be aware that the disclosure and procedural requirements of the United States and Singapore may be different than those of other jurisdictions. Although we are not aware of any applicable jurisdiction in which the making of this Offer or the acceptance of shares in connection therewith would not be in compliance with the laws of such jurisdiction, PacNet shareholders in any such other jurisdiction, should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions.

Annex

Connect’s Position Regarding the Fairness of the Offer

Pursuant to the Exchange Act and the rules thereunder, we are required to state our belief as to the fairness of the offer to unaffiliated shareholders. This Annex amends and replaces the section entitled “Special Factors — Connect’s Position Regarding the Fairness of the Offer” on pages 15 to 17 of the Offer to Purchase dated 2 May 2007. Capitalised terms used in this Annex have the same meaning as in the Offer to Purchase. Connect believes that the consideration that unaffiliated shareholders will receive in the Offer and the Compulsory Acquisition is fair based on the following factors:

•	The Revised Offer Price of US$11.00 represents a premium of between 19.31% to 20.75% to PacNet’s average closing share price, and 19.70% to 20.88% to PacNet’s volume-weighted average share price, for the various periods set out in the table below prior to 12 January 2007 being the date of our initial announcement of our intention to make this offer:

Time Prior to	Average Closing Share		Weighted Average Share
Initial	Price	Premium to Average	Price	Average Closing
Announcement	(US$)	Closing Share Price	(US$)	Share Price

1 market day	9.11	20.75%	9.10	20.88%
3 months	9.22	19.31%	9.19	19.70%
6 months	9.21	19.44%	9.18	19.18%

Source: Bloomberg

•	The PacNet closing share price has not been above the Revised Offer Price within the last 3 years;

•	The Offer represents a premium of 33.33% to MediaRing’s initial offer price on 12 May 2006 of US$8.25 per share (as disclosed in MediaRing’s SC TO-T/A dated 11 July 2006), and a premium of 15.79% to MediaRing’s revised offer price of US$9.50 per share on 22 June 2006 (as disclosed in MediaRing’s SC TO-T/A dated 11 July 2006). The Offer also represents a premium of 22.49% to the average price per share of approximately US$8.98 paid by MediaRing for 4,056,163 shares at an aggregate purchase price of US$36,442,525.93 over the period from 3 August 2005 to 15 September 2006 (as disclosed in MediaRing’s SC 13D/A dated 19 September 2006);

•	The Offer represents a 12.02% premium to the average purchase price of approximately US$9.82 paid by Connect for 4,121,287 shares at an aggregate consideration of US$40,472,882.82 over the period from 10 July 2006 to 22 January 2007. It is a 10.00% premium to the US$10.00 price that Connect paid to Vantage Corporation Limited in an off-market purchase of 2,250,000 shares for US$22,500,000.00 on 12 January 2007 and a 14.58% premium to the average on-market price of approximately US$9.60 that Connect paid for 1,871,287 shares for an aggregate consideration of US$17,972,888.82 over the period from 10 July 2006 to 22 November 2006;

•	Record owners of PacNet shares may sell their shares at the Revised Offer Price without incurring the transaction costs typically associated with market sales; and

•	The form of consideration for the Offer and the Compulsory Acquisition is entirely cash and not subject to any financing condition so that the Offer allows PacNet shareholders to realize a fair value, in cash, for their investment and provides such shareholders certainty of value for their PacNet shares.

Connect also believes that the procedures governing the Offer and the Compulsory Acquisition are fair, based on the following factors:

•	PacNet has announced that the directors of PacNet who are regarded as independent for purposes of the Singapore Code will determine whether to recommend the Offer to shareholders and will retain an independent financial adviser to advise them in respect of the Offer. PacNet has announced that it will deliver a circular containing the recommendation of the independent directors and the independent financial adviser to shareholders and must do so within 14 calendar days of the date of this Offer to Purchase; and

•	The Offer will be subject to the Minimum Tender Condition. Connect recognizes that because it already owns approximately 29.78% of the shares of PacNet (not including the shares for which MediaRing has given an irrevocable undertaking to tender), this condition requires the acceptance of the Offer by less than a majority of the unaffiliated shareholders to complete the Offer. The Offer is however open to all shareholders and we are offering to purchase all issued ordinary shares. We further believe that each PacNet shareholder is free to decide, without compulsion or pressure, whether to accept the Offer based on the information set out in the Offer to Purchase, as amended, and available public information concerning PacNet.

Furthermore, Connect believes that the Compulsory Acquisition and the Put Option are procedures that contribute to the fairness of the transaction because:

•	The Compulsory Acquisition is subject to the 90% Purchase Condition. Shareholders who do not wish to participate in the Offer will not have their shares forcibly sold unless an overwhelming majority of the unaffiliated PacNet shareholders will have accepted the Offer, at which point such dissenting shareholders will receive the same cash price per share in the Compulsory Acquisition that they would have received had they accepted the Offer; and

•	Similarly, if the Offer succeeds and Connect owns more than 90% of the issued share capital of PacNet, whether or not it wishes to undertake the Compulsory Acquisition, remaining shareholders will be able to exercise the Put Option to require Connect to purchase their shares at the Revised Offer Price, thereby avoiding being left as an illiquid minority.

In reaching its conclusion as to fairness, Connect did not consider the liquidation value of PacNet’s assets because it considers PacNet to be a viable going concern. In addition, the liquidation of PacNet’s assets is not considered to be an expected course of action based on Connect’s continued belief in PacNet’s prospects. Therefore, no appraisal of liquidation value was sought for purposes of valuing the PacNet shares.

Connect did not calculate a stand-alone going concern value of PacNet, but did consider a comparison of certain financial, operating and share market data for selected publicly traded companies to similar information for PacNet, each of which supported the fairness determination of Connect.

Connect did not consider net book value, which is an accounting concept, as a factor because it believes that net book value is not a material indicator of the value of PacNet as a going concern but rather is indicative of historical costs. PacNet’s net book value per share, calculated by dividing shareholders’ equity as of 31 December 2006, based on information disclosed in PacNet’s Form 6-K filed with the SEC on 12 February 2007, by the number of PacNet shares outstanding as of 31 March 2007, based on information from PacNet was US$5.12. This value is substantially below the Revised Offer Price.

The foregoing discussion of the information and factors considered by Connect in connection with the fairness of the Offer is not intended to be exhaustive but is believed to include all material factors considered by Connect. Connect did not find it practicable to assign, nor did it assign, weights to the individual factors considered in reaching their conclusion as to fairness. Rather the determination of Connect as to fairness was made after consideration of all the foregoing factors as a whole. Connect does not believe that any of the factors relating to the Revised Offer Price or procedures listed above constitute a “negative” in their consideration and determination as to the fairness of the Offer.

Connect’s shareholder, Connect International Limited, and its ultimate control persons, Ashmore Global Special Situations Fund Limited, Ashmore Global Special Situations Fund 2 Limited, Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio, Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund, Ashmore Emerging Markets Debt Fund, Ashmore Emerging Markets Debt and Currency Fund Limited, Ashmore Management Company Limited, Spinnaker Global Opportunity Fund Ltd, Spinnaker Global Emerging Markets Fund Ltd, Spinnaker Global Strategic Fund Ltd, Clearwater Undersea Cable Investments, LP and Clearwater Capital GP, Ltd, have adopted the above fairness determination by Connect.